

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 19, 2017

<u>Via E-mail</u>
Mr. Dennis M. Loughran
Senior Vice President and Chief Financial Officer
Synalloy Corporation
4510 Cox Road, Suite 201
Richmond, VA  23060

> **RE: Synalloy Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2017**
> **Item 2.02 Form 8-K**
> **Filed November 7, 2017**
> **File No. 0-19687**

Dear Mr. Loughran:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Item 1A. Risk Factors,</u>

<u>Significant Changes in nickel prices…, page 8</u>

1.     You indicate that you began hedging your nickel exposure in 2016.  Please address the need to provide disclosure regarding the nature of your hedging program, the quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K as well as any related financial statement disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 19

2.      Your disclosure states that net income from continuing operations generated $2.0 million in cash flows for 2016 after adding back depreciation and amortization expense of $6.7 million and the loss on the sale of property, plant and equipment resulting from the sale-leaseback of $2.4 million.  In future filings, please clearly disclose the amount of net (loss) income from continuing operations as presented on the face of the income statement and calculated pursuant to U.S. GAAP before discussing any adjusted amounts.  In this case, you would disclose that you actually had a net loss from continuing operations of $7.0 million and that adding back depreciation and amortization expense of $6.7 million and the loss on the sale of property, plant and equipment resulting from the sale-leaseback of $2.4 million resulted in net income from continuing operations generating $2.0 million in cash flows.

Results of Operations

Comparison of 2016 to 2015 – Metals Market, page 23

3.      You indicate that the Company experienced "inventory margin compression" of approximately $5,751,000 during 2016.  Please revise your disclosure to clarify what this means.  Please ensure you discuss this disclosure in light of your discussion of Inventory Adjustments and Reserves on page 18 whereby you indicate that a $43,000 lower of cost or market adjustment was required at December 2016 for reductions in the nickel surcharge.

Definitive Proxy Statement filed April 4, 2017

Section III:  Performance Targets and Results for 2016, Short-Term Cash Incentive, page 19

4.      We note the disclosure on page 14 that 2016 adjusted EBITDA for the company as a whole was $5.5 million.  In future filings, please also disclose the actual adjusted EBITDA data for the metals segment and the chemicals segment.

Form 8-K Filed November 7, 2017

5.      Your presentations EBITDA after inventory price changes, EBITDA and Consolidated Adjusted net income include adjustments related to (i) inventory price change (gain) loss, (ii) inventory cost adjustment, (iii) aged inventory adjustment and (iv) manufacturing variances.  Please better explain each adjustment and how such adjustment was calculated.  Please also address the appropriateness of each of these adjustments in light

of the guidance provided in Questions 100.01 and 100.4 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction